SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated September 19, 2025.

City of Buenos Aires, September 19, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Present

Ref.: Relevant Fact – Judicial Proceeding in New York

Dear Ladies and Gentleman,

The purpose hereof is to comply with the requirements set forth in Article 2, Chapter I, Title XII of the Rules of the CNV (T.O. 2013, as amended and supplemented), and the corresponding ByMA and A3 rules.

On September 17, 2025, the United States District Court for the Southern District of New York (the “District Court”) issued a memorandum and order (the “Order”) in the proceedings brought by Petersen Energía Inversora S.A.U., Petersen Energía S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Plaintiffs”) against the Argentine Republic (the “Republic”) and YPF S.A. (“YPF”), which are currently pending on appeal in the United States Court of Appeals for the Second Circuit.

As disclosed in our financial statements, on August 12, 2024, YPF filed a brief requesting that the District Court permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic, arguing that Plaintiffs’ alter ego theory is barred under the doctrine of res judicata. In its Order, amongst other things, the District Court denied YPF’s request to enjoin Plaintiffs and ordered Plaintiffs and YPF to continue with the discovery process. The District Court’s decision does not decide the question of whether YPF is an alter ego of the Republic, which YPF strongly denies. YPF will continue to defend itself in accordance with all applicable legal procedures and available defenses.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 19, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer